FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

13 March 2017

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")
Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2014 as a part of variable pay for the performance year ended 31 December 2013.

On 10 March, the final tranche of the Awards granted in 2014 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.6716 per Share2
Stuart Gulliver	920	36,268	36,268
Iain Mackay	539	21,245	9,986
Marc Moses	540	21,244	21,244
Other PDMRs

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.6716 per Share2
Samir Assaf	1,608	63,361	29,780
Peter Boyles	519	20,440	9,199
Patrick Burke	406	15,968	8,914
John Flint	722	28,432	13,364
Paulo Maia	267	10,532	4,233
Noel Quinn	405	15,959	3,167
Antonio Simoes	438	17,254	8,110
Peter Wong	827	32,584	4,888

1 At USD$8.0636 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 23 February and 1 March 2017 converted into USD.

2Includes shares sold to cover withholding tax

The Directors may separately retain such number of Shares equivalent in value to those that vested under the Award (net of tax liabilities) for six months from the original vesting date.

In addition to the above, on 10 March 2017 Stuart Gulliver sold 204,851 shares at £6.6716.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Stuart Gulliver
2 - Reason for the notification
Position/status Group Chief Executive Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	920	$7,418.51
		Aggregated	$8.064	920	$7,418.51
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	241,119	£1,608,649.52
		Aggregated	£6.672	241,119	£1,608,649.52

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Iain Mackay
2 - Reason for the notification
Position/status Group Finance Director Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	539	$4,346.28
		Aggregated	$8.064	539	$4,346.28
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	9,986	£66,622.60
		Aggregated	£6.672	9,986	£66,622.60

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Marc Moses
2 - Reason for the notification
Position/status Group Chief Risk Officer Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	540	$4,354.34
		Aggregated	$8.064	540	$4,354.34
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	21,244	£141,731.47
		Aggregated	£6.672	21,244	£141,731.47

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Samir Assaf
2 - Reason for the notification
Position/status Chief Executive, Global Banking and Markets Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,608	$12,966.27
		Aggregated	$8.064	1,608	$12,966.27
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	29,780	£198,680.25
		Aggregated	£6.672	29,780	£198,680.25

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Peter Boyles
2 - Reason for the notification
Position/status Chief Executive of Global Private Banking Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	519	$4,185.01
		Aggregated	$8.064	519	$4,185.01
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	9,199	£61,372.05
		Aggregated	£6.672	9,199	£61,372.05

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Patrick Burke
2 - Reason for the notification
Position/status President and Chief Executive of HSBC US Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	406	$3,273.82
		Aggregated	$8.064	406	$3,273.82
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	8,914	£59,470.64
		Aggregated	£6.672	8,914	£59,470.64

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person John Flint
2 - Reason for the notification
Position/status Chief Executive, Retail Banking and Wealth Management Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	722	$5,821.92
		Aggregated	$8.064	722	$5,821.92
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	13,364	£89,159.26
		Aggregated	£6.672	13,364	£89,159.26

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Paulo Maia
2 - Reason for the notification
Position/status Chief Executive, Latin America Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	267	$2,152.98
		Aggregated	$8.064	267	$2,152.98
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	4,233	£28,240.88
		Aggregated	£6.672	4,233	£28,240.88

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Noel Quinn
2 - Reason for the notification
Position/status Chief Executive, Global Commercial Banking Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	405	$3,265.76
		Aggregated	$8.064	405	$3,265.76
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	3,167	£21,128.96
		Aggregated	£6.672	3,167	£21,128.96

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Antonio Simoes
2 - Reason for the notification
Position/status Chief Executive, HSBC Bank plc Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	438	$3,531.86
		Aggregated	$8.064	438	$3,531.86
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	8,110	£54,106.68
		Aggregated	£6.672	8,110	£54,106.68

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Peter Wong
2 - Reason for the notification
Position/status Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	827	$6,668.60
		Aggregated	$8.064	827	$6,668.60
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-10	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.67	4,888	£32,610.78
		Aggregated	£6.672	4,888	£32,610.78

For any queries related to this notification please contact:

Loren Wulfsohn
Shareholder Services
020 7991 8918

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 13 March 2017